The Real Brokerage Inc. Opens in Oregon

NEWS PROVIDED BY
The Real Brokerage Inc.
Apr 27, 2021, 07:52 ET

TORONTO and NEW YORK, April 27, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, announced its launch of business in Oregon with the appointment of Portland-based real estate broker Erin Primrose as Real's principal broker in Oregon.

Primrose was born and raised in Oregon and is a second-generation real estate agent who brings to Real 20 years of collective experience in commercial and residential real estate sales, brokerage operations and marketing. One of her most notable achievements is 80 percent of her business comes from repeat and referral clients.

"I enjoy serving my clients through challenging situations, working my marketing and staging magic to make a home shine and making every person feel as if they are my only client," said Primrose. "As a technology devotee who appreciates a high-quality human experience, I have found my home at Real, a company that focuses on what truly matters: an exceptional real estate experience for both buyers and sellers."

Primrose served as board president of the Multnomah Village Business Association and enjoys cooking, the outdoors and simple adventures.

"Erin's enthusiasm, expertise and appreciation for the importance of both technology and relationships will contribute to Real's growth in the United States," said Real co-founder and CEO Tamir Poleg.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 28 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@ joinreal.com

917-922-7020

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Oregon, Primrose's repeat and referral clients, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.